FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES 2007 SECOND QUARTER FINANCIAL RESULTS

 (all amounts expressed in U.S. Dollars)

Didsbury, Alberta – Wednesday, August 15, 2007 – JED Oil Inc. (AMEX: JDO) today announced financial results for the three and six months ended June 30, 2007.

Summarized financial and operational data
(in US$ 000’s except for volumes and per share amounts)
All financial results are in accordance with US GAAP	3 Months Ended June 30,			6 Months Ended June 30,
	2007	2006	Change	2007	2006	Change
Production Information
Oil production (bbl per day)	244	904	-73%	248	746	-67%
Gas production (mcf per day)	3,761	8,234	-54%	3,918	6,119	-36%
Average production (boe per day)	871	2,277	-62%	901	1,766	-49%
Exit rate (boe per day)	260	1,825	-86%	260	1,825	-86%
Financial Information
Revenue	$3,791	$8,639	-56%	$7,116	$13,277	-46%
Cash provided by (used in) operating activities	$1,257	($16,599)	108%	$2,074	($10,332)	120%
Cash provided by (used in) operating activities per share	$0.08	($1.11)	107%	$0.14	($0.70)	120%
Net income applicable to common stockholders	$14,646	$468	3,029%	$10,629	$446	2,283%
Net income per share	$0.98	$0.03	3,167%	$0.71	$0.03	2,267%
Operating information (on a per boe basis)
Average price received per bbl of oil	$57.06	$52.00	10%	$53.18	$48.90	9%
Average price received per mcf of gas	$7.37	$5.82	27%	$6.67	$6.02	11%
Average price received per boe	$47.83	$41.70	15%	$43.63	$41.53	5%
Operating costs per boe	$5.66	$8.01	-29%	$5.13	$8.80	-42%
Operating netbacks per boe	$33.84	$24.42	39%	$31.09	$24.18	29%

“BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.”

Recent Operating Highlights

•

JED sold its producing properties in the North Ferrier area of Alberta and a non-operated property at Sousa in Alberta for net proceeds of over $34.2 million;

•

The acquisition of Caribou Resources Corp. was commenced during the second quarter and consummated on July 31, 2007;

•

A settlement of five drilling contracts, which contributed $1.9 million to the loss for the first quarter, also brought in cash of $2.2 million in the second quarter and terminated commitment liabilities of $17.665 million over the next 4 years;

•

Management’s efforts to reduce overhead expenses results in a 29% decrease in expenses in the current quarter versus the second quarter of 2006.

JED Oil News Release

August 15, 2007

Q2, 2007 Compared to Q2, 2006

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Exit production rate was down 86% to 260 boe/d from 1,825 boe/d at the close of Q2’06 primarily due to asset sales to fund the purchase of Caribou Resources Corp.;

•

Q2, 2007 revenue decreased 56% to approximately $3.8 million from $8.6 million in the same period last year.  First half 2007 revenue decreased 46% to approximately $7.1 million from $13.3 million for the first half of 2006;

•

Funds provided by operating activities increased to approximately $1.3 million from ($16.6) million;

•

Average sales volumes decreased 62% for the quarter and 49% for the six months ended June 30th to 871 boe/d from 2,277 boe/d, and to 901 boe/d from 1,766 boe/d respectively;

•

Net income applicable to common shareholders was $14.6 million for Q2, 2007 and $10.6 million for the six months ended June 30th due to the gain on sale of the Ferrier and Sousa properties. Comparatively, the net income for the same periods of 2006 were $0.468 million for the quarter and $0.446 million for the six months ended June 30th, increases of 3,029% and 2,283%, respectively.

Referring to the Caribou acquisition, James Rundell, JED’s President stated, “We believe the Caribou assets offer tremendous upside potential with relatively low incremental expenditures.  While we were aware that certain assets were partially developed and easily converted into production, our continued review of well files and other information has uncovered significantly more opportunities than we had first thought.”

The Caribou acquisition is also a key component to the plan presented to the American Stock Exchange regarding the Company regaining compliance with the AMEX Company Guide. Richard Carmichael, JED’s CFO commented, “We have taken some large steps over the last six months to reshape the Company by rebuilding the management team, addressing the cost side of our business, and through asset rationalization, however, the acquisition of Caribou is definitely a highlight so far. The acquisition has provided the type of assets critical to our success over the review period.”

Subsequent to June 30, 2007 the Company drilled, completed, and is testing a second well in the West Ferrier area of Alberta. Early tests show that initial production of JED’s 80% interest should approach 200 boe/d. The Company plans to spud an additional well in this area before the end of the week. These wells are included in the guidance issued by the Company on June 19, 2007, confirming the production estimates contained therein.

JED’s financial statements continue to contain a going concern uncertainty note. The note provides information regarding the Company and outlines the issues the Company faces to remain a going concern.

Legal Action

JED Oil Inc. has received notification of a legal action against it by one of its noteholders. In its complaint, the party has alleged a breach of a covenant of the convertible note and has claimed a right of redemption at 120% of the face value of the note plus interest. The claim totals $3,607,500 plus interest which includes the original face value of the note. The noteholder is alleging that the acquisition of Caribou Resources Corp. is a prohibited investment rather than a permitted acquisition under the terms of the convertible notes as management contends. Management of JED does not consider that the action has merit and will vigorously defend against it.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf of natural gas to 1 barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

JED Oil News Release

August 15, 2007

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  The assets, production or drilling opportunities anticipated by the acquisition of Caribou Resources Corp. may not be realized. Factors that may affect future results include uncertainties involved in the dispute with one of our noteholders and other risk and uncertainties as are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, General Counsel

www.theequitygroup.com

(403) 335-2105

www.jedoil.com